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Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated May 17, 2007
Relating to Preliminary Prospectus Supplement dated May 10, 2007
Registration Statement No. 333-142108

TRANSMONTAIGNE PARTNERS L.P.

Pricing Sheet—May 17, 2007

4,800,000 Common Units Representing Limited Partner Interests

Issuer:	TransMontaigne Partners L.P.
Symbol:	NYSE: TLP
Size:	$176.6 million
Price to Public:	$36.80 per common unit
Common Units Offered:	4,800,000 common units representing limited partner interests
Over-allotment Option:	Up to 720,000 common units representing limited partner interests
Net Proceeds:	$167.4 million (excluding exercise of over-allotment option) or $192.7 million (including exercise of over-allotment option)
Trade Date:	May 18, 2007
Closing Date:	May 23, 2007
CUSIP:	89376V 10 0
Underwriters:	Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC A.G. Edwards & Sons, Inc. Stifel, Nicolaus & Company, Incorporated

        The information in the table above reflects an increase in the number of common units being offered by TransMontaigne Partners L.P. from 4,300,000 common units (excluding exercise of over-allotment option), as stated in its preliminary prospectus dated May 10, 2007, to 4,800,000 common units (excluding exercise of over-allotment option). TransMontaigne Partners L.P. intends to use the net proceeds of the offering, including from any exercise of the over-allotment option, to reduce indebtedness outstanding under its senior secured credit facility, as well as for general business purposes, future acquisitions, capital expenditures and working capital.

        Prior to purchasing the units being offered pursuant to the prospectus supplement, between May 10, 2007 and May 17, 2007, one of the underwriters purchased, on behalf of the syndicate, 18,100 common units at an average price of $36.842 per common unit in stabilizing transactions.

        TransMontaigne Partners L.P. has previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates, which registration statement was declared effective on May 10, 2007. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about TransMontaigne Partners L.P. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You also may access these documents for free on the unitholder information page of the registrant's web site at www.transmontaignepartners.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649; or UBS Securities LLC toll-free at 1-888-827-7275 or Attention: Equity Syndicate at 212-713-2626. Copies of the prospectus supplement and accompanying prospectus relating to this offering may also be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or by email to prospectus@morganstanley.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171.

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TRANSMONTAIGNE PARTNERS L.P. Pricing Sheet—May 17, 2007 4,800,000 Common Units Representing Limited Partner Interests